UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                                 CopyTele, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   217721 10 9
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                                 (CUSIP Number)


                        Anne Rotondo, Corporate Secretary
                                 CopyTele, Inc.
                              900 Walt Whitman Road
                               Melville, NY 11747
                                 (631) 549-5900
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   May 6, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 217721 10 9
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1. Names of Reporting Persons.

                                                               Denis A. Krusos

I.R.S. Identification Nos. of above persons (entities only).
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2. Check the Appropriate Box if a Member of a Group (See instructions).

                                                                  (a) [_]
                                                                  (b) [_]
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3. SEC Use Only
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4. Source of Funds (See Instructions).
                                                               Not Applicable
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e).                                                       [_]
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6. Citizenship or Place of Organization.
                                                                  USA
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Number               7.        Sole Voting Power.
of                                                                7,440,600 (1)
Shares               __________________________________________________________
Beneficially         8.        Shared Voting Power.
Owned                                                             NONE
by                   ___________________________________________________________
Each                 9.        Sole Disposition Power.
Reporting                                                         7,440,600 (1)
Person               __________________________________________________________
With                 10.       Shared Disposition Power.
                                                                  NONE
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11. Aggregate Amount Beneficially Owned by Each Reporting Person.

                                                                  7,440,600 (1)
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12. Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions).                                    [_]
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13. Percent of Class Represented by Amount in Row (11).           9.3%
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14. Type of Reporting Person (see Instructions).
                                                                  IN

----------------------

           (1)       Includes 2,826,290 shares, 750,000 shares and 1,500,000
                     shares which Mr. Krusos has the right to acquire upon exercise of options granted pursuant to the Issuer's 1993 Stock Option Plan, CopyTele, Inc. 2000 Share Incentive Plan and Copytele, Inc. 2003 Share Incentive Plan, respectively.

           This Statement amends and supplements the Statement on Schedule 13D previously filed with the Securities and Exchange Commission on January 28, 1993 by Denis A. Krusos, regarding his beneficial ownership of common stock, $.01 par value (the "Common Stock"), of CopyTele, Inc., a Delaware corporation (the "Corporation"), as previously amended.

Item 1.  Security and Issuer.
         --------------------

         Item 1 is hereby deleted and replaced by the following paragraph:

         "This Statement relates to the Common Stock. The address of the principal executive office of the Corporation is 900 Walt Whitman Road, Melville, New York 11747.

Item 2.  Identity and Background.
         ------------------------

         Item 2 is hereby amended by deleting paragraphs (a), (b) and (c) thereof and replacing the foregoing with the following paragraphs
         (a), (b) and (c):

         "(a)-(c) This statement is filed by Denis A. Krusos, whose business address is CopyTele, Inc., 900 Walt Whitman Road, Melville, NY 11747. Mr. Krusos is the Chairman of the Board, Chief Executive Officer and a Director of the Corporation, which is located at the address stated in Item 1. The Corporation's principal operations include the development of a flat panel video display and the development, production and marketing of multi-functional encryption products that provide information security for domestic and international users over virtually every communications media."


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 3 is hereby supplemented by the addition of the following:

         On May 6, 2003 the Corporation granted Mr. Krusos employee stock options to purchase 1,500,000 shares of Common Stock pursuant to the Copytele, Inc. 2003 Stock Incentive Plan.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         Item 5 is hereby amended by deleting paragraphs (a) and (b) thereof and replacing the foregoing with the following paragraphs (a) and (b):

         "(a) As of the date of this Statement, Mr. Krusos beneficially owns an aggregate of 7,440,600 shares of Common Stock, representing 9.3% of the outstanding shares of Common Stock, including an aggregate of 5,076,290 shares of Common Stock subject to options granted under the Corporation's 1993 Stock Option Plan, Copytele, Inc. 2000 Share Incentive Plan and CopyTele, Inc. 2003 Share Incentive Plan."

         "(b) Mr. Krusos has sole voting and disposition power with respect to the 7,440,600 shares of Common Stock beneficially owned by him."

         Except for the acquisition of shares of Common Stock described herein, Mr. Krusos has not effected any transactions in shares of Common Stock during the sixty days preceding the date of this Statement.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 15, 2003

                                        /s/ Denis A. Krusos
                                        -------------------------
                                        Denis A. Krusos